Exhibit 99.1

DHX MEDIA ANNOUNCES THE RESULTS OF ITS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

FILM AND TELEVISION INDUSTRY VETERAN, DEBORAH DRISDELL, ELECTED TO BOARD AND PERFORMANCE SHARE UNIT PLAN APPROVED

HALIFAX, NS, 16 December 2015 – DHX Media ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the production, distribution, broadcast and licensing of entertainment content for children and families, announces that all directors listed as nominees in the Company's management information circular dated November 19, 2015, were elected as directors of the Company at its annual and special meeting of shareholders, held on December 16, 2015 (the "Meeting"). Each of the other items of business considered at the Meeting were also approved by shareholders, including the approval of the Company’s Performance Share Unit Plan and the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company. Management’s presentation from the AGM, including information about today’s announced partnership with Mattel, is available for viewing and download from the investors section of the Company’s website: http://www.dhxmedia.com/investors/.

Election of Directors

The Company is pleased to announce that film and television industry veteran Deborah Drisdell has been elected to the Board as a new, non-executive and independent Director.

Ms Drisdell is President of Drisdell Consulting and is a veteran of more than 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises and Director, Strategic Planning & Government Relations with the National Film Board of Canada (NFB) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. Prior to her engagement with the NFB Ms. Drisdell was President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Dana Landry, CEO of DHX Media, stated: “We welcome Ms Drisdell to DHX’s Board of Directors and we look forward to benefiting from her expertise and guidance. Ms Drisdell brings decades of experience in the film and television industry, with particular strengths in the digital realm and in government relations, which we anticipate will be highly valuable in helping steer the future course of the Company. The Board would also like to thank outgoing Vice Chairman, Michael Hirsh, who has announced his retirement, for his years of valuable service to the Company.”

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

 Votes at the Meeting were cast for each Board nominee as follows:

Nominee	For	Withheld
Elizabeth Beale	99.94%	0.06%
David Colville	99.96%	0.04%
Sir Graham Day	99.99%	0.01%
Michael Donovan	97.35%	2.65%
Deborah Drisdell	99.95%	0.05%
Dana Landry	100.00%	0.00%
Geoffrey Machum	98.07%	1.93%
Robert Sobey	99.73%	0.27%
Catherine Tait	99.95%	0.05%
Donald Wright	96.21%	3.79%

About DHX Media Ltd.
DHX Media Ltd. (www.dhxmedia.com) is a key player internationally in the production, distribution, broadcast and licensing of entertainment content for children and families. Owner of the world's largest independent library of kids' and family content, at more than 11,000 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Investor Relations: David Regan – EVP, Corporate Development, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400